

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2025

Robert Bennett
Chief Executive Officer
LightWave Acquisition Corp.
14755 Preston Road, Suite 520
Dallas TX 75254

>   **Re: LightWave Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 20, 2025**
>   **File No. 333-287412**

Dear Robert Bennett:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Summary
Sponsor Information, page 12

1.   Please ensure that all "compensation received or to be received by the SPAC sponsor, its affiliates, and promoters" is disclosed in the table in accordance with Item 1602(b)(6) of Regulation S-K. We note that you have included William Bunker in the table, but have not disclosed the compensation to be paid. Please ensure you provide disclosure with respect to your officers and all of your director nominees. Please make similar revisions to your table on page 118. See Item 1603(a)(6) of Regulation S-K.

Founder shares, page 21

2.   We note disclosure on page 23 and elsewhere in the filing that "if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different

interests than other public shareholders." Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David J. Levine, Esq.